Exhibit 99.64

VERSES

VERSES AI Surpasses 1,500 Customer Signups For Genius™, Intelligent Software Platform

Company Announces Public Demonstration and Webinar

VANCOUVER, British Columbia, Oct. 27, 2023 -- VERSES AI Inc. (CBOE:VERS) (OTCQB:VRSSF) ("VERSES" or the "Company"), a cognitive computing company specializing in the next generation of artificial intelligence, is pleased to announce the launch of its intelligent software platform, Genius™, for exclusive private beta partners and a demo of select Genius™ capabilities during a November 3rd webinar.

Gabriel René, founder and CEO of VERSES, unveiled the company's key corporate announcement last month, emphasizing its goals with the rollout plans of Genius™ and the ambition to offer better foundations for AGI (Artificial General Intelligence). Genius™ is a cloud-hosted platform for developing 'smartware' - software agents that can learn, reason, adapt and interact in digital and physical domains. Genius™ is designed to power a new breed of 'smart' applications and devices that we believe everyone, from small developers to large Fortune 500 companies, wants but struggles to build with current state-of-the-art tools," said René.

Register for the webinar on November 3rd at 1 pm EST / 10 am PST / 7 pm CET.

"We've been overwhelmed by the early demand from more than 1,500 developers, engineers and large enterprises that have already requested early access to Genius. Although many will have to wait for public beta, we believe the time has come to give a sneak peek of Genius'™ capabilities so that everyone can see the potential of this technology. Today's announcement marks an important step in our go-to-market strategy to form new partnerships and to continue innovation toward making general intelligent software available to all," said René.

The 2023 Gartner AI Hype Cycle predicts that Artificial General Intelligence (AGI) will take more than 10 years to reach a plateau of productivity. However, according to Gartner, First Principles AI, which describes the methodology VERSES employs, has the potential to accelerate the development of AGI and all other AI adoption within two to five years.

"We believe that our First Principles approach, based on standards, utilizing natural computing and backed by neuroscience-based methods like Active Inference, positions us as a front-runner in the race for AGI, often called the "Holy Grail of AI," said René.

The Genius™ beta began in October and is rolling out to a select group of ten private beta partners; enterprise software developers will be granted "early access" to Genius™ to test various diverse use cases over the next few months. The company will announce each private beta partnership as it launches over the coming weeks and months.

With this announcement, VERSES continues demonstrating its leadership, innovation and commitment to enable a smarter, safer, and more accessible path to AGI.

Learn more about Genius:

https://www.verses.ai/genius

Read the Corporate Update: https://www.verses.ai/press-2/verses-ai-q3-corporate-update

Register for the Webinar:

https://event.webinarjam.com/register/255/69q31fw4

About VERSES

VERSES is a cognitive computing company specializing in next-generation artificial intelligence solutions. Our flagship offering, Genius™, is inspired by natural systems and human cognition. Genius™ can adapt, learn and integrate with the Institute of Electrical and Electronics Engineers' open spatial web standard P2874. Key features of Genius™ include generalizability, spatial web standards integration, predictive queries, real-time adaptation and an automated computing network. Built on open standards, Genius™ transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn and Twitter.

On behalf of the Company
Eric Holder, Director of Communications, VERSES AI Inc. press@verses.ai

Investor Relations Inquiries

U.S. Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us

Canada Leo Karabelas, Focus Communications, President, info@fcir.ca

Forward Looking Information

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. These forward-looking statements include, among other things, statements relating to: the fact that the Company intends to conduct a webinar to show a demo of Genius'™ capabilities, and the timing thereof; the ability of the Company to select private beta partners for Genius™; the Company's goals regarding the rollout of Genius™ and its ambition for AGI; the benefits and capabilities of Genius™; the ability of Genius™ to power the next generation of various 'smart' applications and devices; the public release of Genius™ to developers and enterprises in a beta phase and the timing thereof; the promise of the Company's technology; the significance of the news disclosed in this announcement in the Company's go-to-market strategy; the Company's long term goal of making general intelligent software available to all; the timing and potential for first principles AI to accelerate the development of AGI and other AI adoption; the benefits of the Company's first principles approach; the duration of the private beta; and the timing of future announcements regarding the private beta partnerships.

Such forward-looking statements are based on a number of assumptions of management, including, without limitation, that the webinar will proceed as currently expected by management; that the Company's cost and timing expectations are accurate; that Genius™ will be able to achieve the expected results and benefits; that the Company will be successful in the deployment of its resources and personnel; that results of testing and development data will be consistent with anticipated results and estimates; that first principles AI and the Company's first principles approach will lead to the benefits currently expected by management; that the Company will be successful in competing in the AGI market; that the Company will be able to roll out the Genius™ technology within the time frames expected, including the timing of public release; that the Company will not come across technology or other barriers preventing it from achieving its business objectives and commercializing the Genius™ technology; that the news disclosed in this announcement represents a significant step in the Company's go-to-market strategy, and accurately demonstrates the Company's leadership, innovation and commitment to enable a smarter, safer, and more accessible path to AGI; and that the Company's technology will impact the AI market and the Company's success in the AI market as anticipated.

Additionally, forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: the Company's operations could be adversely affected by possible future government legislation, policies and controls or by changes in applicable laws and regulations including the ability of the Company to develop and commercialize its products and the release and deployment of the Genius™ technology; political instability; unexpected development and production challenges; the Company could face technology or software disruptions; unanticipated costs; the Genius™ technology may fail to perform as expected; the results of the beta release of the Genius™ technology could fail to support the release of the technology to the public; the roll out of the Genius™ technology may not occur within the expected time frames; the webinar may not occur as currently expected or at all; the risk that first principles AI and the Company's first principles approach will not yield the expected benefits; the Company could face increased competition; the Company's technology could fail to impact the AI market as anticipated; the loss of key personnel; the Company may not provide further updates regarding its private beta partnerships; and the loss of key partnerships necessary for the Company to achieve its business objectives.

The forward-looking statements contained in this press release represent management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Neither the Company nor any of its representatives make any representation or warranty, express or implied, as to the accuracy, sufficiency or completeness of the information in this press release. Neither the Company nor any of its representatives shall have any liability whatsoever, under contract, tort, trust or otherwise, to you or any person resulting from the use of the information in this press release by you or any of your representatives or for omissions from the information in this press release.